Exhibit 99.1

14th July, 2005

To

The New York Stock Exchange,
New York,
USA

Dear Sir / Madam,

Subject: Unaudited Financial Results for the quarter ended 30th June, 2005 and reconstitution of Committees of Directors

We attach herewith one file containing the unaudited financial results of the Bank for the first quarter ended 30th June, 2005 and the press release in respect thereof as approved at the Board Meeting held today.

The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

At today’s Meeting the Board also approved reconstitution of various committees of the Bank as under:

1.	Audit and Compliance Committee

Mr. Ashim Samanta has been inducted as a member of the Audit & Compliance Committee of the Bank. The reconstituted Audit & Compliance Committee is as under:

Mr. Ranjan Kapur	—	Chairman
Mr. Bobby Parikh	—	Member
Mr. Arvind Pande	—	Member
Dr. V. R. Gadwal	—	Member
Mr. Ashim Samanta	—	Member

2.	Compensation Committee

Mr. Bobby Parikh has been inducted as a member of the Compensation Committee of the Bank. The reconstituted Risk Monitoring Committee is as under:

Mr. Jagdish Capoor	—	Chairman
Mr. Ranjan Kapur	—	Member
Dr. Venkat Rao Gadwal	—	Member
Mr. Bobby Parikh	—	Member

3.	Nomination Committee

Mr. Bobby Parikh has been inducted as a member of the Nomination Committee of the Bank. The reconstituted Nomination Committee is as under:

Mr. Jagdish Capoor	—	Chairman
Dr. Venkat Rao Gadwal	—	Member
Mr. Arvind Pande	—	Member
Mr. Ranjan Kapur	—	Member
Mr. Ashim Samanta	—	Member

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice — President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2005

	(Rs. in Lacs)

		Unaudited results	Unaudited results	Audited results
		for the quarter	for the quarter	for the year ended
	PARTICULARS	ended 30.06.2005	ended 30.06.2004	31.03.2005
1	Interest Earned	89413	70255	309349
	(a)+(b)+(c)+(d)
a	Interest/discount on advances/bills	53371	35300	166370
b	Income from Investments	32477	31245	131149
c	Interest on balances with Reserve Bank of India and other Inter Bank funds	3544	3699	11809
d	Others	21	11	21
2	Other Income	26355	10804	65134
A	Total Income (1+2)	115768	81059	374483
3	Interest Expended	37044	30376	131556
4	Operating Expenses (e) + (f)	35801	23083	108540
e	Payments to and provisions for employees	10910	5682	27667
f	Other operating expenses	24891	17401	80873
B	Total Expenditure (3)+(4) (excluding provisions and contingencies)	72845	53459	240096
C	Operating Profit (A–B) (Profit before provisions and contingencies)	42923	27600	134387
D	Other Provisions and Contingencies	16585	6900	36493
E	Provision for Taxes	7985	6703	31338
F	Net Profit (C–D–E)	18353	13997	66556
5	Paid up equity share capital (face value Rs. 10/–)	31125	28584	30988
6	Reserves excluding revaluation reserve			420997
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil
B	Capital adequacy ratio	11.9%	11.0%	12.2%
C	Earnings per share (par value Rs. 10/– each)
	Basic	5.9	4.9	22.9
	Diluted	5.6	4.5	21.6
8	Aggregate of Non-promoter shareholding
	– No. of shares	242,392,408	216,982,813	241,014,308
	– Percentage of shareholding	77.9%	75.9%	77.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

	(Rs. in Lacs)

		Unaudited results	Unaudited results	Audited results
		for the quarter	for the quarter	for the year ended
	PARTICULARS	ended 30.06.2005	ended 30.06.2004	31.03.2005
1	Segment Revenue
a	Retail Banking	111539	75078	353627
b	Wholesale Banking	57197	48681	205635
c	Treasury	10978	3518	28689
	Total	179714	127277	587951
	Less: Inter segment revenue	63946	46218	213468
	Income from Operations	115768	81059	374483
2	Segment Results
a	Retail Banking	13732	12559	52064
b	Wholesale Banking	13400	11350	53936
c	Treasury	(794)	(3209)	(8106)
	Total Profit Before Tax	26338	20700	97894
3	Capital Employed
	(Segment assets – Segment liabilities)
a	Retail Banking	(188796)	(443950)	(289153)
b	Wholesale Banking	1063820	731551	1002995
c	Treasury	(423463)	(19236)	(269913)
d	Unallocated	23026	17118	8056
	Total	474587	285483	451985

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: retail banking, wholesale banking, and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on July 14, 2005.

2.	During the quarter ended June 30, 2005, the Bank allotted 1,378,100 shares pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	Provision for Taxes includes Rs. 250 lacs towards provision for fringe benefit tax (FBT).

5.	As on June 30, 2005, the total number of branches (including extension counters) and the ATM network stood at 495 branches and 1202 ATMs respectively.

6.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2005:

Opening: nil; Additions: 64; Disposals: 64; Closing: nil

7.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current period’s classification.

8.	The above results for the quarter ended June 30, 2005, have been subjected to a ‘Limited Review’ by the auditors of the Bank, as per the Listing Agreements with The Stock Exchange, Mumbai and The National Stock Exchange of India Limited.

9.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai Date: July 14, 2005	Aditya Puri Managing Director

	(Rs. in Lacs)

Summarised Balance Sheet	As at 30-06-2005	As at 30-06-2004
Capital and Liabilities
Capital	31125	28584
Reserves and Surplus	443462	256899
Employees’ Stock Options (Grants) Outstanding	26	108
Deposits	3835417	3140613
Borrowings	631085	257454
Subordinated Debt	50000	60000
Other Liabilities and Provisions	407467	290350

Total	5398582	4034008

Assets
Cash and balances with The Reserve Bank of India	296414	221390
Balances with Banks and Money at Call and Short Notice	153138	50446
Investments	1974225	1749225
Advances	2746937	1841964
Fixed Assets	71483	64776
Other Assets	156385	106207

Total	5398582	4034008

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — JUNE 2005

The Board of Directors of HDFC Bank Limited approved the bank’s accounts for the quarter ended June 30, 2005 at its meeting on Thursday, July 14, 2005. The accounts have been subjected to limited review by the bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account

For the quarter ended June 30, 2005, the bank has earned total income of Rs.1,157.7 crores as against Rs.810.6 crores in the corresponding quarter ended June 30, 2004. Net revenues (net interest income plus other income) were Rs.787.2 crores for the quarter ended June 30, 2005, an increase of 55.3% over Rs.506.8 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.702.6 crores in the corresponding quarter ended June 30, 2004 to Rs.894.1 crores. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2005 increased by 31.3% to Rs.523.7 crores, driven by average asset growth of 27.3% and a marginal improvement in the core net interest margin to just over 3.9%.

Other income (non-interest revenue) for the quarter ended June 30, 2005 was Rs.263.6 crores, consisting principally of fees & commissions of Rs.215.2 crores, foreign exchange & derivatives revenues of Rs.23.8 crores, and profit/(loss) on sale / revaluation of investments of Rs.23.4 crores as against Rs.144.0 crores, Rs.27.9 crores and Rs.(65.2) crores respectively, for the quarter ended June 30, 2004. Operating expenses for the quarter at Rs.358.0 crores, were 45.5% of net revenues and 30.9% of total income. Provisions and contingencies for the quarter were Rs.165.9 crores, primarily comprising general & specific loan loss provisions of Rs.108.6 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.57.0 crores. After providing Rs.79.9 crores for taxation, the Bank earned a Net Profit of Rs.183.5 crores, a 31.1% increase over the quarter ended June 30, 2004.

Balance Sheet

Total balance sheet size increased by 33.8% to Rs.53,986 crores as of June 30, 2005 over June 30, 2004. Total deposits were Rs.38,354 crores, an increase of 22.1% over Rs.31,406 crores as of June 30, 2004. Savings Account deposits which remain core to the bank’s strategy of building stable, low-cost source of funds and reflect the strength of the retail liability franchise, were at Rs.12,925 crores, an increase of 48.1% over June 30, 2004. Current account deposits as of June 30, 2005 were Rs.10,320 crores, up 31.0% over June 30, 2004. The Bank’s total customer assets (including advances, corporate debentures, securitised paper, etc) increased from Rs.23,394 crores as of June 30, 2004 to Rs.32,665 crores as of June 30, 2005, a growth 39.6%. Retail loans grew 70.8% on a year-on-year basis to Rs.14,761 crores and now form 50.5% of gross advances as against 45.2% of gross advances as at June 30, 2004.

BUSINESS UPDATE:

During the current financial year so far, the branch network has been expanded to 495 outlets in 217 cities from 330 outlets in 169 cities in June 2004. As of June 2005, the number of debit cards issued by the bank crossed 3.1 million while credit cards issued touched the 1.5 million mark.

Portfolio quality as of June 30, 2005 remained healthy with net non-performing assets at 0.2% of customer assets and 0.3% of advances. Capital Adequacy Ratio (CAR) was 11.9% against the regulatory minimum of 9%. Tier I CAR was at 9.5%.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP

Certain statements in this release which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “continue to”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate” ,“seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in interest rates and investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.